EXhibit 99.2 INVESTOR PRESENTATION May 1, 2023 1

Disclaimer Forward-Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events, and include terms such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential,” or “continue,” or the negatives of these terms or variations of them or similar terminology. In particular, statements in this presentation regarding our beliefs regarding our goals for our performance and financial results for the fiscal year ended December 31 2023, including revenue growth, achieving and sustaining positive adjusted EBITDA and operating cash flow, the efficiency of our business model, our expansion plans, our ability to leverage our brand to negotiate flexible lease terms and variable rental arrangements, our path to profitability, and our ability to obtain additional funding, restructure liabilities or sell assets to maintain operations. Such forward-looking statements are subject to risks, uncertainties (some of which are beyond our control), and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while we consider reasonable, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, without limitation: potential negative impacts on our financial results as a result of changes in travel, hospitality, and real estate markets, including the possibility that travel demand and pricing do not recover to the extent anticipated, particularly in the current geopolitical and macroeconomic environment; volatility in the capital markets; our ability to execute on our plans to increase occupancy and margins; the potential inability to meet our obligations under our commercial arrangements and debt instruments; delays in or cancellations of our efforts to develop, redevelop, convert or renovate the properties that we own or lease; challenges to the legal rights to use certain of our leased hotels; risks associates with operating a significant portion of our business outside of the United States; risks that information technology system failures, delays in the operation of our information technology systems, or system enhancement failures could reduce our revenues; changes in applicable laws or regulations, including legal, tax or regulatory developments, and the impact of any litigation or other legal or regulatory proceedings; possible delays in ESG and sustainability initiatives; the possibility that we may be adversely affected by other economic, business and/or competitive factors, including risks related to the impact of a world health crisis, such as the ongoing COVID-19 pandemic; and other risks and uncertainties described under the heading “Risk Factors” contained in the Annual Report on Form 20-F for the fiscal year ended December 31, 2022. In addition, there may be additional risks that Selina does not presently know, or that Selina currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Except as may be required by law, we do not undertake any duty to update these forward-looking statements. This presentation includes EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service or FCF, which are not prepared in accordance with the international financing reporting standards issued by the International Accounting Standards Board (“IFRS”). We believe that these non-IFRS financial measures provide useful information to investors about our business and financial performance, including the cash available for future investment activities, enhance their overall understanding of our past performance and future prospects, and allow for greater transparency with respect to metrics used by our management in its financial and operational decision making. We are presenting these non-IFRS financial measures to assist investors in seeing our business and financial performance through the eyes of management, and because management believes that these non-IFRS financial measures provide an additional tool for investors to use in comparing results of operations of our business over multiple periods with other companies in our industry. There are limitations related to the use of these non-IFRS financial measures and other companies may calculate non-IFRS financial measures differently or may use other measures to calculate their financial performance, and therefore, our non-IFRS financial measures may not be directly comparable to similarly titled measures of other companies. Thus, these non-IFRS financial measures should be considered in addition to, and not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS and should not be considered as an alternative to any measures derived in accordance with IFRS. Our investors and others are encouraged not to rely on any single financial measure, including EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service. EBITDA is defined as IFRS net profit (loss) excluding impact of income taxes, net interest expense (finance income and costs), and depreciation and amortization. Adjusted EBITDA is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. By applying IFRS 16, the impact of leases to our profit or loss statements is reflected as “depreciation expense on right-of-use assets” and “interest expense on lease liabilities” included within Finance Costs; the lease accounting does not impact EBITDA. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), convertible loans, or any capital raising costs. Our investors and others are also encouraged to review the related IFRS financial measures and the reconciliation of EBITDA, Adjusted EBITDA and Free Cash Flow before Debt Service to their most directly comparable IFRS financial measures. 2

A DAY AT SELINA – FOR THE DIGITAL NOMADS 07:00-07:45 08:00-08:30 09:00-15:30 Start the day with a high-impact Fuel up with a locally inspired Head to the co-working space training session or yoga class breakfast for some focused work time 18:00 20:00-22:00 22:30-00:30 Sip, savor, and socialize with Explore the culinary scene with a Cozy up for an outdoor cinema a welcome drink or pre- market tour and return for a dinner experience under the stars dinner cocktail crafted by a local chef

A DAY AT SELINA - FOR THE MORE ADVENTUROUS 07:00-08:30 13:00-16:00 16:00-19:00 Rise and ride the waves with a pre-surf Cook up a storm in the common kitchen, Explore the hidden gems and connect with snack from Selina's curated grab & go, mastering local flavors with a cooking locals on an afternoon city tour led by locals and a morning surf class workshop FOR THE MORE ADVENTUROUS 20:00-21:00 22:00 23:00 Fuel up and feast at Selina's Make connections over Music concert with local or international restaurants with guests and activities and games at artists - gather, listen to music or dance with locals Selina's social spots other guests

Investment Highlights We have Built a Strong and Differentiated Product Offering and Brand • ~2.3m customers visited a Selina in 2022 and over 55% of customers use direct booking channels Improving Performance Year-over-Year while Growing the Portfolio • Strong improvements in key operational metrics as the portfolio grows rapidly Focused on a Clear Path to Profitability and Cash Flow Generation • Continued top-line growth and targeting positive 2023E Adjusted EBITDA Culminates in a Positive Outlook for Selina’s Future • Disciplined approach to growth and finance will translate into cash flow generation 5

We have Built a Strong and Differentiated Product Offering and Brand

What is Selina?

One of the World's Largest Lifestyle and Experiential Hotel Companies

- Selina is the world's largest lifestyle and experiential hotel business built to address the desires of **Millennial and Gen Z travelers**
- We enable travelers to make **real and meaningful** connections with people, places and communities by creating **unique destinations** around the world
- Our portfolio currently consists of **118 open locations[1] and approximately 29,600[1] open bedspaces[2], across 24 countries and 6 continents**

% 2022 Revenue

59%	27%	14%	
STAY	EAT	WORK	EXPERIENCE


STAY

From luxury suites to glamping tents and community rooms, we have something suited for everyone


EAT

Organic, authentic dishes & locally-sourced produce, high-quality nutrition


WORK

Co-working spaces designed for the digital nomads - with an inspirational environment and high-speed WIFI


EXPERIENCE

Music, Wellness & Local Adventures. Discover the world beyond Selina's walls!

The final product delivers a full-service hospitality experience powered by local content and programming

Selina

1. As of December 31, 2022.
2. "Bedspaces" is a metric used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property.

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Growing Market Position We have Delivered a Strong Track Record of Unit Growth and Geographic Expansion Map of Selina Locations around the Globe ~29,600 1,2 TODAY BEDSPACES 118 1 LOCATIONS *Does not include any locations secured for future openings 6 1 1 ~12,000 7 7 1 15 BEDSPACES 3 2 1 12 7 54 1 LOCATIONS 2 8 ~2,400 5 BEDSPACES 11 9 ~250 7 16 1 BEDSPACES LOCATIONS 4 2019 1 2 2 4 LOCATIONS 2017 Number of opened hotels in each country 2015 1. As of December 31, 2022. 2. “Bedspaces” is a metric used by Selina to measure the sleeping capacity of a property. Every 5.5 m2 of accommodation (sleeping room) area in a property, equals one bedspace. This measure is used, instead of physical 8 beds, to give a static measure of property capacity, by avoiding misleading fluctuations that would arise from changing room mixes in any given property.

Attractive Target Market with Limited Competition at Scale

Significant Market Opportunity Created by a Growing Demand for Alternative Accommodation

We believe there is a significant opportunity to convert existing, poorly appointed room supply to bespoke experience-driven destinations developed specifically with the Millennial and Gen Z traveler in mind

Millennials & Gen Z travelers are looking for hospitality products that deliver experiences, co-working spaces, and ability to connect…

…But current supply from hotel brands is not properly catering to this generation



Global Demand
$847bn[1]
Global Supply
17.5mm rooms[3]
Only 2 of the 159 brands owned by large, global hotel companies are developed for Millennial and Gen Z travelers[5]
Neglected demand
Supply White Space
= ~6.6mm rooms ripe for conversion
41% Travel Spend From Millennials and Gen Z[2]
<3% Rooms Designed for Millennials and Gen Z[4]
= 38% Potential Underutilized Supply

Selina

1. Hotel And Other Travel Accommodation Global Market Report 2023 by The Business Research Company.
2. Calculated as $350bn Millennial and Gen Z travel spend divided by Global Demand spend on travel of $847bn.
3. STR Global Reports as of 2022.
4. Selina estimate, which includes ~475K of boutique and soft brand hotel rooms.
5. Includes Moxy Hotels and Jo&Joe. Based on total hotel brands of Marriott International, Wyndham Hotels & Resorts, Choice Hotels International, Hyatt, Accor Hotels, IHG Hotels & Resorts, and Hilton.

9

Attractive Target Market with Limited Competition at Scale Selina is the Only Brand Able to Deliver a Differentiated Product at Scale On our way here Global platform with a highly Lifestyle Brands differentiated, locally authentic product, and operational excellence at scale Large Hotel Brand Owners Revolutionizing the travel industry with authentic, locally-immersive experiences on a global scale, Selina is on a mission to take on traditional hoteliers while preserving its spirit. Operational Excellence at Scale 10 Uniqueness of Experience

Valuable Brand Equity with a Competitively Advantaged Business Model Guests Seek Out Our Destinations, Which Is Driving Growth in Unforgettable Experiences & Content Keep Our Direct Sales Channels Customers Coming Back for More Direct Revenue % of Room Revenue 52% 55% 42% 41% ~3m+ ~32% 63% Estimated unique Of Guests Say They Of Guests in 2022 guests and locals to 2 1 Made a Friend Are Return Bookers visit Selina in ‘23 2019 2020 2021 2022 Direct share of room revenue has grown over 1.3x since 2019 as we 3 Net Promoter Score Benchmarking continue to make improvements to our booking experience 45 37 Book a room Book Experiences Connect Work 35 32 29 27 25 18 Selina’s NPS is ~55% higher than the median of global hotel companies (29 NPS); while the Selina brand is significantly younger 1. Defined as customers who had been into a Selina before and have checked-in a Selina in 2022. 2. Data for FY 2022 and collected from Selina guest surveys. 11 3. Source: Company data and Comparably.com. NPS for December 2022.

Improving Performance Year-over-Year while Growing the Portfolio

Financial Highlights FY 2022 Highlights Revenue TRevPABs $183.9m $6,547 98% y-o-y improvement 55% y-o-y improvement GOP Occupancy $34.7m 47.5% Improvement from 15% margin to Up from 32.9% in FY21 20% margin 1 2 Free Cash Flow Adj. EBITDA ($72.8)m ($14.5)m Decline of $25.6m compared to Improvement from (28%) margin Selina Jaco, Costa Rica FY21 to (8%) margin 1. Non-IFRS measure, see reconciliations on page 34. 2. Non-IFRS measure, see reconciliations on page 35. 13

We have Consistently Increased our Revenue 1 • Revenue growth continues to be driven primarily by strong increase in same store performance 1 • On a same store basis , FY ‘22 revenue increased 57% to $132.7 million for the properties operated in both periods Total Revenue ($m) $183.9 +98% +69% $52.4 $31.0 $92.7 +164% $52.4 $35.2 $31.0 Q4 2021 Q4 2022 FY 2020 FY 2021 FY 2022 Q4 2021 Q4 2022 1. Same store results refers to the performance of properties operating for the entire comparable periods. 14

With Continued Improvement in Top-line Metrics

- Continued improvement despite new openings, which need time to ramp
- Opportunity to continue improving to mature occupancy rates as hotels stabilize and drive organic bookings

Occupancy Rate



+68%
+44%
+27%
19.6%
32.9%
47.5%
39.0%
49.4%
FY 2020
FY 2021
FY 2022
Q4 2021
Q4 2022

Daily Total Revenue Per Occupied Bedspace (TRevPOBs)[2]



+18%
+7%
+10%
$29.69
$35.13
$37.76
$35.61
$39.24
FY 2020
FY 2021
FY 2022
Q4 2021
Q4 2022

Total Annualized Revenue Per Bedspace[3]



+99%
+55%
+36%
$2,118
$4,219
$6,547
$4,948
$6,742
FY 2020
FY 2021
FY 2022
Q4 2021
Q4 2022

Selina

1. Defined as total revenue, excluding Remote Year revenue, for any given property, divided by the number of beds sold in that same period.
2. Defined as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period.
3. Defined as total annualized revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of total number of open bedspaces at the beginning and end of that period.

15

Driving Improvements in Unit-level Economics • GOP improvements driven by unit-level labour efficiencies and Gross Operating Profit / Loss & Margin OPEX reduction ($m & % of Revenue) 40 35.3 25% 20% • Cost-ratio management introduced in 2022 to focus on 20% 15% continued margin improvement 30 15% • Unit level operating loss (after rent) has improved and getting 20 14.0 10% closer to break-even 5% 10 • Specific focus on performance improvement initiatives in three (5%) 0% countries: US, UK and Israel 0 -5% • As we drive revenue higher and grow more selectively, rent as (1.8) (10) -10% percentage of revenue is expected to continue to decrease FY 2020 FY 2021 FY 2022 Unit-level Operating Profit / Loss & Margin Rent as % of Selina Revenue ($m & % of Revenue) 10 100% 0 56% 50% (10) (6.7) 31% 0% 22% (20) (4%) (18.0) -50% (20%) (30) (28.6) (77%) (40) -100% FY 2020 FY 2021 FY 2022 FY 2020 FY 2021 FY 2022 Note: All metrics are based on Operative Locations for the Period. 16

Breakdown of Unit-level Operating Profit/Loss Key Levers to Drive Incremental Unit- Unit Level Performance FY 2022 level Economics 1 47.5% Occupancy 1. Drive top line through 1 $37.76 TRevPOBs various initiatives: $6,547 TRevPABs • Maximize revenue potential of under-utilized spaces, Includes cost of sales, sales and increase bed count under $174.7m ($50.8m) marketing, property operations and same fixed costs maintenance, others Costs that are relatively fixed by property • Improve commercial Unit-level and thus as revenue increases will allow strategy to drive higher Labor Cost 2 for continued margin improvement ($88.6m) 33% Rooms GOP occupancy and TRevPOBs / TRevPABs (16%) F&B GOP Operative 50% Other GOP Other 2 2. Improve F&B margins by Locations Location focusing on operational Revenue Opex improvements and ($3.3m) $35.3m recruiting experience venue ($38.7m) Non-Op Costs managers and partners GOP with successful track- ($6.7m) Rent records Unit Level P/L As a % of (29%) (51%) (2%) (22%) 20% (4%) revenue 17

1 Adjusted EBITDA Improves with Net Loss Impacted by SPAC Related Costs Net Loss • Net loss impacted by $74m of share listing expense, a non- cash, and non-recurring expense related to SPAC merger accounting • Net loss also impacted by non-cash mark to market of financial instruments (mostly convertible loans and related (139.3) warrants) (185.7) (198.1) FY 2020 FY 2021 FY 2022 1 Adjusted EBITDA • With improved Unit Level Economics and reduction of 1 Corporate Overhead as a % of Revenues, Adjusted EBITDA improvements continue to materialize • Disciplined growth into existing markets will allow for (14.5) economies of scale in Corporate Overhead (25.7) • Incremental costs of becoming a listed company are (43.8) expected to be offset by reduction in overhead in 2023 due FY 2020 FY 2021 FY 2022 to cost reduction initiatives 1. Adjusted EBITDA, which is a non-IFRS measure is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See slide 35 for reconciliation of EBITDA and 18 Adjusted EBITDA to their most directly comparable IFRS financial measurse.

Focus on Cash Flow Cash Flow From Operations • Cash flow from operations continue to improve year over year as a result of unit-level improvements and corporate overhead reduction initiatives • Operating Cash Flow does not include payment on lease liabilities, as per IFRS (included in Financing outflows) (23.6) (30.7) • By streamlining and improving operations we target to achieve further improvements over 2023 (41.1) FY 2020 FY 2021 FY 2022 1 1 Free Cash Flow Before Debt Service • Free Cash Flow (FCF) before debt service reflects the cash needs of the business before servicing debt and interest (but after rent payments) 1 • FCF in 2021 benefited from rent deferrals and real estate partner funding on capital expenditures occurring in 2022, impacting growth capex 1 • FCF burn is expected to decrease over the next quarters due to (47.2) improvements in Operating Cash Flow (target positive in FY 2023), and (60.3) moderated growth, partially offset by higher rent payments from larger (72.8) portfolio of assets FY 2020 FY 2021 FY 2022 1. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), 19 convertible loans, or any capital raising costs. See slide 34 for reconciliation of FCF.

1 Breakdown of Free Cash Flow Before Debt Service We believe that Free Cash Flow before Debt Service provides useful information for management and investors to assess the cash- generating capacity or cash usage needs of the business before servicing its financial obligations Key Levers to Drive Incremental Free Free Cash Flow before Debt Service FY 2022 Cash Flow Before Debt Service • Improvements in ULOP and 1 Net cash Adj. EBITDA in 2023 are used in expected to drive positive operating activities operating cash flow in 2023 3 Free Cash ($23.6m) 1 Flow before • As of 12/31/22, Current lease ~$12.4m of net capital spend in 2 Debt Service 2022 liabilities of $59m of which Repayment on lease ~$4m is related to deferrals. liabilities Management is actively working to reduce this through deferrals and Non-recurring ($44.4m) 2 equitization ($72.8m) public company Net cash readiness costs used in Proceeds investing • Management aims to reduce $7.6m 3 from partner activities net capital spend in 2023 by loans opening fewer hotels and $18.0m ($30.4m) other measures 1. Free Cash Flow before Debt Service is defined as Operating Cash Flow, minus (i) repayment of lease liabilities; and (ii) net cash used in investing activities; plus (iii) non-recurring public company readiness costs; and (iv) proceeds from partner loans, to reflect only Selina out-of pocket capital expenditures. Free Cash Flow before Debt Service does not include i) repayment of partner loans (including interest payments) and ii) proceeds or repayment of any other loans (including interest payments), 20 convertible loans, or any capital raising costs.

Focused on a Clear Path to Profitability and Cash Flow Generation

Initiatives to Drive Path to Profitability We will focus on 5 key pillars A B C D E Operational Disciplined Portfolio Balance Sheet Topline Excellence Growth Management / Financing ● Drive unit level ● Regional Commercial ● Disciplined opening of ● Selected lease ● Restructuring of performance through Hubs new locations terminations for certain liabilities into cost-ratio underperforming equity management ● Revenue Management ● Prioritize expanding locations System implementation existing locations vs ● Lease renegotiations ● Optimize unit-level new ones ● Selected assets turn- labor costs ● Better management of around programs ● Debt renegotiation pricing and customer ● Grow in existing high (Performance and restructuring acquisition costs ● Continue reducing performing Improvement Plans) countries/markets ● New equity / debt corporate overhead ● Drive occupancy to ● Focus on high ROI inflows costs target levels ● Growth based on capital expenditures strategic roadmap vs only ● Evaluate strategic ● Restructured F&B ● Increase community opportunistic alternatives for non- business size and drive ● Focus on improving core assets management (Venue engagement and loyalty ● Slow-down pace of existing assets to drive Managers) growth (30-40% vs incremental EBITDA >100%) 22

Topline and Operational Excellence

A B

		Targets
Optimizing Unit Level Labor	• Cluster GMs across locations and generally reduce headcount across Selina • Set location headcounts as per lowest occupancy months, bringing ad-hoc labor as necessary	Decrease unit-level labor costs as a % of revenue (currently 29.3%)
F&B Efficiency	• Restructured F&B business management to operate as a partnership structure where venue managers share in profits and losses • F&B operating product line GOP was ($8.1) million in 2022	Increase F&B GOP Margin
Revamped Commercial Strategy	• Created 10 independent commercial hubs that are able to sell occupancy during off seasons and mid-week and increase our B2B business • Invest in customer acquisition costs only for first time buyers, leverage word-of-mouth marketing with customers as brand ambassadors	Increase occupancy & maintain or grow percent of revenue from web and app
Optimizing Existing Spaces	• Increase number of bedspaces in key locations in order to drive higher revenues under the same fixed costs • Increase the use of under-utilized spaces	Drive top line numbers under same fixed costs
Continue Reducing Corporate Overhead	• Continue to decrease corporate overhead as a percent of revenues • Moved from 93% of revenues in 2020 to 21% of revenues in 2022	Maintain overhead costs while growing top line revenues

Selina

23

A B Topline and Operational Excellence Clear Focus on Improving Properties opened since COVID • We under invested in properties opened during the past 3 years due to capital and operating restrictions and they are not operating at their full potential • Given our fixed cost base, increasing occupancy and driving higher revenues in less mature properties is part of our plan to improve profitability 2022 Summary % of Ann. Rent as % of GOP Properties opened in: # Bedspaces Total Portfolio Average Occ. Trev-PABs Revenue Margin 2018 & Before 6,855 24% 52% $6,215 18% 26% 2019 5,521 20% 50% $6,627 23% 27% 2020 4,929 18% 48% $9,458 23% 18% 2021 3,287 12% 40% $5,554 26% 8% 2022 7,403 26% 42% $3,480 22% 9% 1 Total Portfolio 27,995 - 48% $6,547 22% 20% 1. Denotes fully operational bedspaces as of Dec, 31 2022. Total bedspaces of 29,600 as of Dec, 31 2022. 24

Disciplined Growth

C

2023 Plans

30-40% Revenue Growth

2,500 Bedspaces at Existing Properties

Minimal Cash out of Pocket for development Capex

Future Plans

~35,000 Bedspaces Funded with Third Party Capital

Growth Themes

Third Party Capital

>$300mm of allocated capital from strong real estate partners that can allow us to fund our growth by deploying minimal balance sheet cash

Development Agreements

- Only open properties expected to generate positive cash flows in year 1
- Utilize terms to have 3rd party funding including potential losses during stabilization

Existing / Attractive Markets

- We are in 24 countries and have sufficient white space in markets with teams and infrastructure
- Prioritize expanding existing locations under same fixed costs

Future Upside

- Long-term partnerships that allow continued development
- Selina maintains a carried interest[1] in properties to potentially share in upside from our value creation

1. Selina does not have carried interest on all deals.

Selina

25

D E Portfolio Management and Financing Selina is considering various options to opportunistically secure additional financing, improve its overall capital structure and cash flows Objective Initiative Restructuring of certain liabilities into equity – with a strong focus on near term principal Reduce debt and leverage payments Secure remaining $20m draw under $50 million loan facility in place with InterAmerican Access to low cost financing Investment Corporation Work with landlords to restructure rent or shift to variable instead of fixed Reduce rent expense Evaluate strategic alternatives for non-core assets including Remote Year and select real Increase cash, reduce expenses estate assets Reduce rent expense, increase Terminate select underperforming locations cash flows Focus on high ROI capital expenditures / investments at the property level Grow cash flow 26

E Summary Capitalization Table As of Dec 31, 2022 (in $m) Cash $47.7 Interest Rate Maturity $194.4 Corporate Debt 1 New Senior Unsecured Convertible Notes 6.0% Nov 2026 $147.5 2 Latin American Development Bank Financing 7.5% + SOFR Dec 2027 $31.3 3 Other Corporate Debt 1.0% – 12.0% 2023 - 2027 $15.6 4 Real Estate Partner Loans 2023 - 2040 $88.8 2023 Debt Service Payments Including Interest and $55.3 • Management expects to reduce its near-term debt service Principal significantly (with active conversations to address over 30% of the Debt Service on Corporate Debt and Partner amounts owed) $46.4 Loans • Restructuring of liabilities will potentially involve converting debt to equity in order to reduce the 2023 cash burden Debt Service on Convertible Note $8.9 1. Outstanding balance of convertible notes reflects nominal amount. The final IFRS financial statements will reflect these and their related derivatives at fair value. 2. Part of a $50m facility with the Inter-American Investment Corporation. 27 3. Other Corporate Debt includes Panama bank debt and PPP USA loans. 4. Real estate partner loans refer to the loans associated with the hotel conversions funded by local partners.

Culminates in a Positive Outlook for Selina’s Future

2023 Goals FY 2021 FY 2022 2023E Revenue YoY Growth 164% 98% 30% to 40% Rate Adjusted ($25.7M) ($14.5M) Positive (1) EBITDA Operating ($30.7M) ($23.6M) Positive (2) Cash Flow 1. Adjusted EBITDA, which is a non-IFRS measure is defined as EBITDA, excluding (i) non-operating income (expense), such as gain on net monetary position, share of profit/(loss) in associates, other non-operating income / (expense), and income from COVID-related concessions, (ii) impairment losses, (iii) non-cash stock-based compensation expense, (iv) non-recurring public company readiness costs, and (v) provision for tax risks that are non-income tax related. See slide 34 for 29 reconciliation of EBITDA and Adjusted EBITDA to their most directly comparable IFRS financial measurse. 2. Net Cash used in Operating Activities in the IFRS Consolidated Statement of Cash Flows.

Additional Information

Unit-level Performance by Product FY 2020 FY 2021 FY 2022 21.5 50.3 108.0 Revenue 58% 55% 62% % of total revenue (1.0) 13.2 35.4 Gross Operating Profit / (Loss) (4%) 26% 33% Margin (% Room Revenue) 9.7 31.4 50.6 Revenue 26% 34% 29% % of total revenue Gross Operating Profit / (Loss) (4.9) (5.3) (8.1) (51%) (17%) (16%) Margin (% F&B Revenue) 5.9 9.9 16.1 Revenue % of total revenue 16% 11% 9% 4.1 6.0 8.0 Gross Operating Profit / (Loss) 70% 60% 50% Margin (% Other Revenue) 37.0 91.6 174.7 Revenue 38% 29% 29% Labor Cost as % of Revenue (1.8) 14.0 35.3 Gross Operating Profit / (Loss) (5%) 15% 20% Margin (7.8) 10.0 32.0 Unit Level EBITDAR (21%) 11% 18% Margin Rent 20.8 28.0 38.7 Rent as % Revenue 56% 31% 22% (28.6) (18.0) (6.7) Unit-Level Operating Profit / (Loss) 31 All Products Other F&B Rooms

Product & Geographical Performance Revenue Split – FY 2022 GOP & ULOP/L Margin by Region (Selina level, not including sister companies) 33% GOP Margin 27.2% 25.1% 22.4% 19.3% 16.2% Rooms 12.6% 11.5% $108.0m 10.7% 9.4% 62% (2.2%) (2.5%) Food & (10.4%) Beverage $50.6m (19.3%) Other 29% $16.1m (16%) 9% (31.9%) GOP Margin 50% GOP Margin South Mexico Central Europe & APAC North Israel America America Africa America Key Focus GOP Margin Unit-Level Operating Profit / (Loss) Margin` From Management 32

ESG at Selina ESG is at the core of Selina’s mission, vision and values. Selina is working to always improve its performance towards sustainable activities and operations on local and global levels ENVIRONMENTAL 100% 0 20 of Selina buildings Aspire to single-use Selina locations currently currently are upcycled; plastics in toiletries and measure greenhouse gas the Company converts reduction of use in food emissions (scope 1,2&3) to existing buildings into and beverage support ongoing efforts to new Selina locations, operations at Selina reduce carbon footprint. adapting it to the Brand locations by the end of Working to implement 5 and reducing negative 2025 measurement at 100% of impact on the our locations environment Social Governance Safeguards to ensure ethical behavior including a Whistle-blowing Hotline, Organized 1,092 impact activities benefitting over 46,000 people in local Anti-Corruption Program, Anti Harassment and Data Protection policies, communities and donated more than 31,000 employee working hours for accompanied with online training on different policies on Selina’s trainings impact in 2022 platform: LeDo 50% of connectors and 43% of management are female, with goal to include Selina’s Board of Directors is comprised of 6 independent directors and 2 other under-represented groups in Selina’s Diversity, Equity and Inclusion 4 executive directors, including 38% women and 62% men efforts The Board and its four committees, including Audit, Human Capital (1) (1,2) Management & Compensation, Nominating & Corporate Governance and 45 NPS score , 31 eNPS score ; 63% of our guests made a friend when (3) Finance & Capital Allocation committees, are committed to helping Selina visiting a Selina operate with high ethical standards and good governance 1. Source: Company data and Comparably.com as of December 2022. 5. Refer to page 40 of the 20F for additional context. 2. Unit-level. eNPS refers to employee Net Promoter Score. 33 3. Data for FY 2022 and collected from Selina guest surveys. 4. As of April 10, 2022.

Free Cash Flow before Debt Service Reconciliation 34

Adjusted EBITDA Reconciliation 35

Definitions Management uses a number of operating and financial metrics, including the following key business metrics, to evaluate Selina’s business, measure Selina’s performance, identify trends affecting Selina’s business, formulate financial projections and business plans, and make strategic decisions. Management regularly reviews and may adjust Selina’s processes for calculating Selina’s internal metrics to improve their accuracy. We define our occupancy rate as the number of beds sold divided by the total number of open beds, over any given period. Open beds reflects the total number of beds in inventory at opened properties at the end of any given period. As our properties have the ability to convert rooms into different bed configurations, the total number of open beds may fluctuate at any given location over any given period. Average daily open beds is calculated as the total number of beds in inventory over any given period of time on a daily basis. This metric reflects Selina’s daily accommodations capacity and is used in the calculation of occupancy rate. We define TRevPOB as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of beds sold in that same period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bed basis. Changes in this metric reflect the variability in our business arising from our ability to change room and bed configurations based on demand. We define TRevPOBs as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the number of bedspaces sold in that same period. The number of bedspaces sold is determined by multiplying the occupancy rate for any given period by the average of the total number of open bedspaces at the beginning and end of that period. This measure removes the impact of occupancy, as it reflects total revenue on a per occupied bedspace basis. Total revenue per bedspace is calculated as total revenue, excluding Remote Year revenue, for any given property, for any given period, divided by the average of the total number of open bedspaces at the beginning and end of that period. Management views total revenue per bedspace as a useful measure of comparing performance between locations or cohorts over time, as well as providing an indication of future revenue potential as we continue to grow total bedspaces. The number of open bedspaces reflects the total number of bedspaces at opened properties at the end of any given period. Bedspaces is a metric we use to measure the potential sleeping capacity of a 2 given property. It is a static capacity measure, and not one reflecting actual capacity in a given period. Every 5.5m of accommodation (sleeping room) area in a property equals one bedspace. Our rooms are designed to be convertible into different modalities and with distinct bed configurations. We offer “Standard” accommodations with one double bed, “Twins” accommodations with two single beds, “Family” accommodations with space designed to accommodate up to four people, and “Community” accommodations with space designed to accommodate up to eight people. At the discretion of property managers, the double bed in a “Standard” accommodation can be replaced with a bunk bed for eight guests, for example. Accordingly, management views the number of bedspaces, instead of the number of physical beds, as the static measure of property capacity because it avoids potentially misleading fluctuations that would arise from the changing room configurations in any given property. 36